UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 11)*


                            Tikcro Technologies, Ltd.
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                                (Name of Issuer)

                  Ordinary Shares, NIS $.10 par value per share
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                         (Title of Class of Securities)

                                    M8789G100
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                                 (CUSIP Number)

                                Steven N. Bronson
                             Catalyst Financial LLC
                               100 Mill Plain Road
                           Danbury, Connecticut 06811

                                 with a copy to:

                            James A. Prestiano, Esq.
                           631 Commack Road, Suite 2A
                             Commack, New York 11725
                                 (631) 499-6000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 16, 2007
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             (Date of Event which Requires Filing of This Statement)

-------------------------

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act")or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No. M8789G100             SCHEDULE 13D
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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Steven N. Bronson
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  [  ]
                                                                 (b)  [  ]
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3    SEC USE ONLY


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4    SOURCE OF FUNDS (See Instructions)

     Not Applicable
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                       [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
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  NUMBER OF       7    SOLE VOTING POWER

   SHARES              1,156,124
                  --------------------------------------------------------------
BENEFICIALLY      8    SHARED VOTING POWER

  OWNED BY             0
                  --------------------------------------------------------------
    EACH          9    SOLE DISPOSITIVE POWER

  REPORTING            1,156,124
                  --------------------------------------------------------------
   PERSON         10   SHARED DISPOSITIVE POWER

    WITH               0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,156,124
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.6%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
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

CUSIP No. M8789G100             SCHEDULE 13D


Item 1.  Security and Issuer.

     Except as expressly restated and amended below, the Schedule 13D and amendments thereto, as filed on behalf of Steven N. Bronson with respect to the Ordinary Shares NIS $.10 par value ("Ordinary Shares") of Tikcro Technologies, Ltd. (the "Issuer"), remains in full force and effect. The Issuer's principal executive office is located at 126 Yigal Allon Street, Tel Aviv 67443, Israel. The Issuer has disclosed that as of September 15, 2007, the Issuer had 7,908,800 Ordinary Shares issued and outstanding.


Item 2.  Identity and Background.

     (a) This Amendment No. 11 to Schedule 13D is filed on behalf of Steven N. Bronson.

     (b) Mr. Bronson's business address is 100 Mill Plain Road Danbury, Connecticut 06811.

     (c) Mr. Bronson is the president of Catalyst Financial LLC ("Catalyst"), a broker-dealer registered under the Securities Exchange Act of 1934. The principal place of business of Catalyst is 100 Mill Plain Road Danbury, Connecticut 06811. Mr. Bronson is also the trustee of the Catalyst Financial LLC Profit Sharing Plan Cash Balance Plan F/B/O Steven and Kimberly Bronson (the "CBP Plan") which also maintains its office at 100 Mill Plain Road, Danbury, Connecticut 06811.

     (d) Mr. Bronson has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Bronson has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has Mr. Bronson been nor is he now subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Bronson is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration.

     Not applicable.


Item 4.  Purpose of Transaction.

     On October 16, 2007, Mr. Bronson disseminated an open letter to the shareholders of the Issuer (the "Letter") stating that Mr. Bronson currently plans to vote his shares against the re-election of Izhak Tamir and Eric Paneth as directors of the Issuer and the reasons therefore. The Letter was initially disseminated on the Business Wire news service on October 16, 2007, and then on the M2 PressWire. The above is only a summary of the contents of the Letter and readers are referred to the Letter, a copy of which is attached as an Exhibit to this Schedule 13D.

     Mr. Bronson acquired the Ordinary Shares of the Issuer for investment purposes. Mr. Bronson may, for his own account or the CBP Plan: (i) increase or decrease his beneficial ownership of Ordinary Shares or other securities of the Issuer, (ii) sell all or part of his shares of Ordinary Shares in open market or privately negotiated sales or otherwise, or (iii) make further purchases of shares of Ordinary Shares or other securities of the Issuer through open market or privately negotiated transactions or otherwise. Mr. Bronson has not reached any decision with respect to any such possible actions. If Mr. Bronson does reach a decision to undertake any of the above described possible actions, he will, among other things, timely file an appropriate amendment to this
Schedule 13D.


Item 5.  Interest in Securities of the Issuer.

     (a)(b) Mr. Bronson may be deemed to beneficially own an aggregate of 1,156,124 shares of the Issuer's Ordinary Shares, representing approximately 14.6% of the total shares of Ordinary Shares issued and outstanding. The securities of the Issuer beneficially owned by Mr. Bronson include (1) 1,056,452 Ordinary Shares held jointly by Mr. Bronson and his spouse and (2) 99,672 Ordinary Shares held by the CBP Plan.

     (c) Not applicable.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.


Item 7.  Material to be Filed as Exhibits.

     None.


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 18, 2007

                                              /s/ Steven N. Bronson
                                              ---------------------------------
                                              STEVEN N. BRONSON


     Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).

                                                                        Exhibit

STEVEN N. BRONSON
100 Mill Plain Road
Danbury, Connecticut 06811
Tel. (203) 791-3944

								October 16, 2007

To the Shareholders of
Tikcro Technologies, Ltd.

Dear Fellow Shareholders:

       I am the beneficial owner of approximately 14.6% of the issued and outstanding ordinary shares of Tikcro Technologies, Ltd.
("Tikcro"), thus making me the largest shareholder of Tikcro. I have been a shareholder of Tikcro for several years and I have patiently waited for management of Tikcro to increase shareholder value.
However, over the past 4 1/2 years, the current management team of Tikcro, namely Izhak Tamir and Eric Paneth, who collectively own 26.6% of the issued and outstanding ordinary shares of Tikcro, have failed to take any action to increase the value of Tikcro's ordinary shares. During that period, Tikcro has been a shell corporation with nearly
$10,000,000 in cash with a stated plan of operation to seek to consummate a merger or business combination transaction. Despite generally favorable market conditions, Messrs. Tamir and Paneth have not consummated any transaction nor generated any operating revenues for Tikcro. I submit that Tikcro needs a new management team and that Messrs. Tamir and Paneth should not be re-elected as directors of Tikcro. Accordingly, I have submitted my proxy card for the upcoming annual general meeting scheduled for October 25, 2007, and I have cast my votes against the re-election of Izhak Tamir and Eric Paneth as directors of Tikcro.

       On August 14, 2007, I delivered a letter to the board of directors of Tikcro (the "Board of Directors") that delineated examples of Messrs. Tamir and Paneth's failure to seize and act upon business opportunities to provide value to Tikcro's shareholders, including, the Board of Directors' decision to reject a recent business opportunity I introduced to Tikcro. A copy of my August 14th letter is attached as an Exhibit to Amendment No. 10 to my Schedule 13D filing relating to the ordinary shares of Tikcro. The business opportunity, referred to in my August 14th letter, involved a significant capital infusion into Tikcro, as well as the involvement and leadership of a well-respected and successful entrepreneur (the "Investor") in Tikcro's business (the "Transaction"). I believe that the Transaction was in the best interests of Tikcro's shareholders, but Messrs. Tamir and Paneth, acting in furtherance of their own self interest declined to proceed with the Transaction claiming that the Investor did not agree to pay a premium on the cash value of Tikcro's ordinary shares for a controlling interest in Tikcro. I note that the premium Messrs. Tamir and Paneth demanded to consummate the Transaction would have valued Tikcro's ordinary shares at a price that was more then 50% above the price per share at which the Board of Directors proposed to issue stock options for 8.8% of Tikcro's ordinary shares to Messrs. Tamir and Paneth last year.

October 16, 2007
Page two

       At Tikcro's 2006 annual general meeting of shareholders, the Board of Directors recommended that the shareholders approve the issuance of stock options representing 8.8% of the then issued and outstanding ordinary shares of Tikcro to Messrs. Tamir and Paneth at a price that was significantly below the cash value of Tikcro's ordinary shares. Tikcro's 2006 Proxy Statement indicated that the reason the Board of Directors wanted to grant the options to Messrs. Tamir and Paneth was to provide a "greater incentive" to Messrs. Tamir and Paneth to maximize shareholder value. It is rather surprising that Messrs. Tamir and Paneth's existing 26.6% ownership interest in Tikcro is not a sufficient incentive for Messrs. Tamir and Paneth to generate value for Tikcro's shareholders. While the Board of Directors ultimately withdrew the proposed grant of options to Messrs. Tamir and Paneth, they did so only after I vehemently voiced my objections to the options grant. As noted above, in connection with the Transaction, the Board of Directors unreasonably demanded that the Investor pay a per share price that was approximately 50% higher than the strike price upon which they were going to issue nearly 9% of Tikcro's issued and outstanding ordinary shares to Messrs. Tamir and Paneth one year ago.

       Additionally, I believe that Tikcro's shareholder rights plan, which acts to prevent any takeover or business combination transaction involving Tikcro unless it is agreed to by the Board of Directors, should to be terminated because the shareholder rights plan does not benefit Tikcro's shareholders, but rather only serves to entrench management. I submit the Board of Directors should seek to revitalize the Transaction and submit the Transaction to a vote of Tikcro's shareholders.

	I believe that Messrs. Tamir and Paneth have not acted in the best interest of Tikcro's public shareholders and that Messrs. Tamir and Paneth, as well as the purported outside directors, are entrenched and are unwilling to act in the best interests of Tikcro's public shareholders. I believe Tikcro and its shareholders deserve a new management team whose efforts will be focused on maximizing shareholder value.

       Accordingly, I have submitted my proxy card for the upcoming annual general meeting scheduled for October 25, 2007, and I have cast my votes against the re-election of Izhak Tamir and Eric Paneth as directors of Tikcro. I believe that, whether or not Messrs. Tamir and Paneth are re-elected to the Board of Directors, it is important to remind management that Tikcro is owned by its shareholders and that Tikcro must be managed for the benefit of all shareholders and not just Messrs. Tamir and Paneth

                                                Very truly yours,

                                                /s/ Steven N. Bronson

                                                Steven N. Bronson